UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MusclePharm Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

627335201

(CUSIP Number)

Todd M. Enright

White Winston Select Asset Fund Series Fund MP-18, LLC

265 Franklin St., Suite 1702

Boston, MA 02110

801-938-7540

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 28, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 627335201	13D	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) White Winston Select Asset Fund Series Fund MP-18, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,927,677
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,927,677
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,927,677
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.12%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 627335201	13D	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amerop Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,463,839*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,463,839*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.56%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	Beneficial ownership attributable to Reporting Person’s interest in Series A of White Winston Select Asset Fund Series Fund MP-18, LLC

CUSIP No. 627335201	13D	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leonard P. Wessell III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,463,839
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,463,839
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.56%
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Beneficial ownership attributable to Reporting Person’s interest in Series A of White Winston Select Asset Fund Series Fund MP-18, LLC

CUSIP No. 627335201	13D	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) White Winston Select Asset Funds, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,927,677
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,927,677
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,927,677
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.12%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 627335201	13D	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Todd M. Enright
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,927,677
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,927,677
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,927,677
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.12%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 627335201	13D	Page 7 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Blundell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,927,677
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,927,677
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,927,677
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.12%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 627335201	13D	Page 8 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald Feagan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,927,677
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,927,677
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,927,677
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.12%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 627335201	13D	Page 9 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Mahoney
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,927,677
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,927,677
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,927,677
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.12%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 627335201	13D	Page 10 of 12 Pages

EXPLANATORY NOTE

This statement amends the Schedule 13D originally filed on June 29, 2018, as amended by Amendment No. 1 to the Schedule 13D filed on August 24, 2018. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. All items not supplemented in this Amendment remain unchanged from the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

On July 28, 2019, pursuant to the Issuer’s bylaws, the Fund notified the Issuer of its intention to nominate, and in fact nominated, the following individuals to be elected to the Issuer’s board of directors at the Issuer’s annual meeting: (1) Lee Hillman; (2) Chad Collins; (3) Alexandra Lebenthal; and (4) Scott Butera.

Mr. Hillman is currently the Chief Executive Officer of Performance Health Systems where he has served for more than five years. He was previously the Chief Executive Officer and Chairman of Bally Total Fitness Holding Corporation from 1996 to 2002 and the Chief Financial Officer of Bally Entertainment Corporation from 1991 to 1996. Mr. Hillman began his career in public accounting with Arthur Young and Company and later served as an Audit Partner with Ernst & Young, LLC, named Partner In-Charge of Chicago Office Entrepreneurial Services Group in 1991. Mr. Hillman has been a member of the board of directors of Lawson Products, Inc. (NASDAQ: LAWS) since 2004 and its lead independent director since 2017. Since 2016, he has also served on the Board of HC2 Holdings, Inc. (NYSE: HCHC), including as a member of the company’s Audit committee. Since 2007, Mr. Hillman has also served as a Trustee of the Adelphia Recovery Trust.

Mr. Collins has served as the U.S. Vice President of Sales for Galderma Labs since 2015. He was previously the President, Chief Executive Officer, and member of the Board of Directors of QVL Pharmacy Holdings, Inc. from 2012 to 2015 and the U.S. Head of Sales for Stryker Corporation from 2010 to 2012. From 1996 to 2010, Mr. Collins held a series of positions with Sanofi, S.A. including Vice President of U.S. Southwest Division.

Ms. Lebenthal is currently serving as Senior Advisor, Capital Markets to Empire Global Ventures, a role she has held since 2018. She was the President and Chief Executive Officer of Lebenthal & Company from 1995 to 2001 when the firm was sold to The Advest Group. From 2001 to 2005 Ms. Lebenthal served as manager of Lebenthal & Company as well as the director of marketing and municipal capital markets for The Advest Group until the firm was sold to Merrill Lynch in 2005. From 2007 to 2017, Ms. Lebenthal was the Chief Executive Officer of Lebenthal Holdings, a diverse asset management, wealth advisor, and capital markets boutique with over $2 Billion in assets under management.

Mr. Butera is currently the President of Interactive Gaming at MGM Resorts International, where he has served since June 2018. Mr. Butera was previously the Commissioner of the Arena Football League from September 2014 to March 2018, and was the President & CEO of Foxwoods Resort & Casino from 2010 to 2014, successfully completing a $2.7 Billion balance sheet restructuring in 2014. Prior to his position at Foxwoods, Mr. Butera severed as Chief Executive Officer of Tropicana Entertainment from 2008 to 2010 and was the Chief Operating Officer of the Cosmopolitan Resort and Casino in 2007 and 2008. Prior to his executive career in the gaming industry, Mr. Butera spent 20 years in investment banking with UBS Investment Bank, Credit Suisse First Boston, Smith Barney, and Bear Sterns & Co. Mr. Butera began his career as an accountant in the financial services practice of Coppers & Lybrand in New York.

The Reporting Persons determined that it was necessary to seek an immediate change in the Issuer’s Board of Directors because (i) the Reporting Persons’ discussions with the Board of Directors of the Issuer have failed to address their concerns to their satisfaction and (ii) recent developments have lead the Reporting Persons to conclude that any further delay in addressing such concerns would have a detrimental effect on the Company and its stockholders. In addition to nominating persons to the Issuer’s Board of Directors, the Reporting Persons have also sought relief through the courts.

On June 17, 2019, the Fund and the Manager (the “Plaintiffs”) filed an Emergency Application for the Appointment of a Temporary Receiver (the “Receiver Application”) against the Issuer and its directors (together, the “Defendants”) in the First Judicial District Court of the State of Nevada in and for Carson City (the “Carson City Court”) seeking the appointment of a temporary receiver over the Issuer on an emergency basis.

The Receiver Application is based on, among other things, the Defendants’ failure to file statutorily required audited and unaudited financial statements; the Defendants’ failure to institute internal controls that can produce reliable financial statements; the Defendants’ issuance of materially misleading financial statements for the nine months ending September 30, 2018, that understated the Issuer’s net loss by as much as thirty-six percent (36%), and the resignation of the Issuer’s independent auditor (the “Independent Auditor”). As announced in the Issuer’s Current Report on Form 8-K filed on June 6, 2019, the Independent Auditor resigned for several reasons, including the Issuer’s absence of internal controls and “extraordinary attempts to mislead” the Independent Auditor’s engagement team. For these reasons, Plaintiffs asked the Carson City Court to appoint a temporary receiver over the Issuer for the limited purpose of preparing and ensuring the integrity and reliability of the Issuer’s financial statements.

A copy of the Receiver Application and related briefing are publicly available through the Clerk of the Carson City Court.

On July 26, 2019, the Fund filed a Verified Petition for Writ of Mandate and Complaint for Declaratory and Injunctive Relief for violation of California Corporations Code Sections 1600, 1601 and 1501 (the “Books and Records Petition”) in the Superior Court of the State of California, County of Los Angeles, Central District (the “Los Angeles Court”). The Books and Records Action seeks to enforce the Fund’s written demand for inspection of the Issuer’s income statement, statement of cash flows, and balance sheet for fiscal year 2018 and the first quarter of fiscal year 2019; accounting books and records for fiscal years 2018 and 2019 (through June 30, 2019); minutes of proceedings of the shareholders or board of committees of the board relating to the Issuer’s financial performance in 2018 and 2019 (through June 30, 2019); and a record of shareholders’ names and addresses and shareholdings. As noted above, the Issuer has failed to issue statutorily required financial statements and has also disclaimed the reliability of its last issued financial statements for the nine months ending September 30, 2018. The Fund requested to inspect the foregoing records so that it could value its investment in the Issuer, but the Issuer refused such request.

A copy of the Books and Records Petition, which includes the Fund’s written demand and the Issuer’s response, is publicly available through the Clerk of the Los Angeles Court.

Item 5. Interest in Securities of the Issuer.

The Amerop Reporting Persons may be deemed to beneficially own, in the aggregate 1,463,839 shares of Common Stock (including options to purchase Shares), representing approximately 9.56% of the Issuer’s outstanding capital stock based upon the 15,314,667 shares of the Issuer’s Common Stock stated to be outstanding as of November 1, 2018, in the Issuer’s Form 10-Q filing with the Securities and Exchange Commission on November 14, 2018. The Amerop Reporting Persons have not effected any transactions in shares of the Common Stock in the past sixty days.

The White Winston Reporting Persons may be deemed to beneficially own, in the aggregate 2,927,677 shares of Common Stock (including options to purchase Shares), representing approximately 19.12% of the Issuer’s outstanding capital stock based upon the 15,314,667 shares of the Issuer’s Common Stock stated to be outstanding as of November 1, 2018, in the Issuer’s Form 10-Q filing with the Securities and Exchange Commission on November 14, 2018. The White Winston Reporting Persons have not effected any transactions in shares of the Common Stock in the past sixty days.

Item 7. Material to Be Filed as Exhibits.

Exhibit A	—	Joint Filing Agreement

Exhibit B	—	Investor Rights Agreement (previously filed as an exhibit to the Schedule 13D originally filed on June 29, 2018)

Exhibit C	—	Verified Complaint and Petition to Appoint Receiver (previously filed as an exhibit to Amendment No. 1 to the Schedule 13D, originally filed on August 24, 2018)

Exhibit D	—	Ex Parte Application for Temporary Restraining Order and Motion for Preliminary Injunction (previously filed as an exhibit to Amendment No. 1 to the Schedule 13D, originally filed on August 24, 2018)

Exhibit E	—	Temporary Restraining Order (previously filed as an exhibit to Amendment No. 1 to the Schedule 13D, originally filed on August 24, 2018)

CUSIP No. 627335201	13D	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHITE WINSTON SELECT ASSET FUND SERIES FUND MP-18, LLC

By: White Winston Select Asset Funds, LLC Title: Manager

By:	/s/ Todd M. Enright
Todd M. Enright Partner

August 2, 2019

AMEROP HOLDINGS, INC.

By:	/s/ Leonard Wessell
Leonard Wessell President

August 2, 2019

WHITE WINSTON SELECT ASSET FUNDS, LLC

By:	/s/ Todd M. Enright
Todd M. Enright Partner

August 2, 2019

Leonard P. Wessell III
/s/ Leonard P. Wessell III

August 2, 2019

Todd M. Enright
/s/ Todd M. Enright

August 2, 2019

Mark Blundell
/s/ Mark Blundell

August 2, 2019

CUSIP No. 627335201	13D	Page 12 of 12 Pages

Donald Feagan
/s/ Donald Feagan

August 2, 2019

Robert Mahoney
/s/ Robert Mahoney

August 2, 2019

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D, including all amendments thereto, with respect to the common stock, par value $0.001 per share, of MusclePharm Corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to the this joint filing and may, as required, be included as an exhibit to subsequent amendments to this joint filing.

Each of the undersigned agrees and acknowledges that each party hereto is (i) individually eligible to use such Schedule 13D and (ii) responsible for the timely filing of such Schedule 13D and any and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness and accuracy of the information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument. A facsimile, telecopy or other reproduction of this Joint Filing Agreement may be executed by one or more parties hereto, and an executed copy of this Joint Filing Agreement may be delivered by one or more parties hereto by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes as of the date hereof.

WHITE WINSTON SELECT ASSET FUND SERIES FUND MP-18, LLC

By: White Winston Select Asset Funds, LLC Title: Manager

By:	/s/ Todd M. Enright
Todd M. Enright Partner

August 2, 2019

AMEROP HOLDINGS, INC.

By:	/s/ Leonard Wessell
Leonard Wessell President

August 2, 2019

WHITE WINSTON SELECT ASSET FUNDS, LLC

By:	/s/ Todd M. Enright
Todd M. Enright Partner

August 2, 2019

Leonard P. Wessell III
/s/ Leonard P. Wessell III

August 2, 2019

Todd M. Enright
/s/ Todd M. Enright

August 2, 2019

Mark Blundell
/s/ Mark Blundell

August 2, 2019

CUSIP No. 627335201	13D

Donald Feagan
/s/ Donald Feagan

August 2, 2019

Robert Mahoney
/s/ Robert Mahoney

August 2, 2019